Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2021 Annual General Meeting,

the Second A Shareholders Class Meeting for 2022 and

the Second H Shareholders Class Meeting for 2022

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•

Objection made to the resolutions proposed at the 2021 annual general meeting (the “AGM”), the second A shareholders class meeting for 2022 (the “A Shareholders Class Meeting”) and the second H shareholders class meeting for 2022 (the “H Shareholders Class Meeting”, together with the AGM and A Shareholders Class Meeting as the “Meeting(s)”): Nil

I.	The convening and attendance of the Meeting(s)

(1)	Date of the Meeting(s): 22 June 2022

(2)	Venue of the Meeting(s): Video conference

(3)	Information of ordinary shareholders and preferred shareholders with restored voting rights who attended the Meeting(s) and their shareholdings:

Shareholders of the Company who were entitled to attend the Meeting(s) held an aggregate of 10,823,813,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,495,000,000 H shares). No shareholder of the Company who was entitled to attend the Meeting(s) was required to abstain from voting in favor of any of the resolutions at the Meeting(s) as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor was required to abstain from voting on any of the resolutions at the Meeting(s) under the Hong Kong Listing Rules.

Information of ordinary shareholders who attended the AGM and their shareholdings:

1. Total number of shareholders and proxies attending the AGM		39
including:	A shares shareholders	37
	Overseas listed foreign shares shareholders (H shares)	2
2. Total number of shares with voting rights held by the attending shareholders (shares)		8,988,739,887
including:	Total number of shares held by A shares shareholders	5,536,373,113
	Total number of shares held by overseas listed foreign shares shareholders (H shares)	3,452,366,774
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the AGM (%)		83.0459
including:	Percentage of shares held by A shares shareholders to the total number of shares (%)	51.1499
	Percentage of shares held by overseas listed foreign shares shareholders to the total number of shares (%)	31.8960

Information of ordinary shareholders who attended the A Shareholders Class Meeting and their shareholdings:

1. Total number of A shares shareholders and proxies attending the A Shareholders Class Meeting	37
2. Total number of shares with voting rights held by A shares shareholders attending the A Shareholders Class Meeting (shares)	5,536,373,113
3. Percentage of shares held by such A shares shareholders in the total number of shares entitling the holders to attend and vote at the A Shareholders Class Meeting (%)	75.5425

Information of ordinary shareholders who attended the H Shareholders Class Meeting and their shareholdings:

1. Total number of H shares shareholders and proxies attending the H Shareholders Class Meeting	2
2. Total number of shares with voting rights held by H shares shareholders attending the H Shareholders Class Meeting (shares)	3,452,366,774
3. Percentage of shares held by such H shares shareholders in the total number of shares entitling the holders to attend and vote at the H Shareholders Class Meeting (%)	98.7802

(4)

The Meeting(s) were convened by the Board of the Company, and Mr. Wu Haijun, chairman of the Company, presided over the Meeting(s). The convening and holding of and voting at the Meeting(s) complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and the secretary to the board of the Company

1.	The Company has 11 directors, 11 of whom attended the Meeting(s).

2.	The Company has 6 supervisors, 6 of whom attended the Meeting(s).

3.	Mr. Liu Gang, the secretary to the board, attended the Meeting(s).

II.	Voting results of resolutions

(1)	The AGM

Resolutions by way of non-cumulative voting

1.	Resolution: THAT the 2021 Work Report of the Board of the Company be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,535,563,306	99.9854	805,907	0.0146
H shares	874,782,949	99.2723	6,412,500	0.7277
Total number of ordinary shares:	6,410,346,255	99.8875	7,218,407	0.1125

2.	Resolution: THAT the 2021 Work Report of the Supervisory Committee of the Company be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,535,563,406	99.9854	805,907	0.0146
H shares	874,804,449	99.2747	6,391,000	0.7253
Total number of ordinary shares:	6,410,367,855	99.8879	7,196,907	0.1121

3.	Resolution: THAT the 2021 Audited Financial Statements of the Company be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,535,563,306	99.9854	805,907	0.0146
H shares	874,725,949	99.2782	6,359,500	0.7218
Total number of ordinary shares:	6,410,289,255	99.8883	7,165,407	0.1117

4.	Resolution: THAT the 2021 Profit Distribution Plan of the Company be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,536,081,919	99.9948	287,294	0.0052
H shares	880,501,649	99.9337	583,800	0.0663
Total number of ordinary shares:	6,416,583,568	99.9864	871,094	0.0136

5.	Resolution: THAT the 2022 Financial Budget Report of the Company be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,506,040,427	99.4522	30,328,786	0.5478
H shares	502,936,818	57.0815	378,148,631	42.9185
Total number of ordinary shares:	6,008,977,245	93.6349	408,477,417	6.3651

6.

Resolution: THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2022 and the authorization of the board of directors to fix their remuneration be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,535,653,706	99.9871	715,507	0.0129
H shares	877,228,249	99.5622	3,857,200	0.4378
Total number of ordinary shares:	6,412,881,955	99.9287	4,572,707	0.0713

7.	Resolution: THAT the authorization to the board of directors to decide on the registration and issuance of ultra short-term financing bonds be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,516,168,567	99.6351	20,200,746	0.3649
H shares	551,720,351	62.6183	329,365,098	37.3817
Total number of ordinary shares:	6,067,888,918	94.5529	349,565,844	5.4471

8.

Resolution: THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company be considered and approved

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,535,942,481	99.9923	426,832	0.0077
H shares	877,466,749	99.5893	3,618,700	0.4107
Total number of ordinary shares:	6,413,409,230	99.9370	4,045,532	0.0630

(2)	The A Shareholders Class Meeting

Resolutions by way of non-cumulative voting

1.

Resolution: THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved

Result of consideration: passed

Poll result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,535,942,481	99.9923	426,832	0.0077

(3)	The H Shareholders Class Meeting

Resolutions by way of non-cumulative voting

1.

Resolution: THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved

Result of consideration: passed

Poll result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
H shares	877,402,850	99.5820	3,682,600	0.4180

(4)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

Resolutions by way of non-cumulative voting

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
4	THAT the 2021 Profit Distribution Plan of the Company be considered and approved	76,626,919	99.6265	287,294	0.3735
6	THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2022 and the authorization of the board of directors to fix their remuneration be considered and approved	76,198,706	99.0697	715,507	0.9303
8	THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved	76,487,481	99.4451	426,832	0.5549

(5)	Explanation in relation to the poll results of the resolutions

Resolutions No.1 to No. 6 are ordinary resolutions and were passed by votes representing more than half of the total number of votes held by the attending shareholders and proxies having valid voting rights.

Resolution No. 7 and No. 8 are special resolutions and were passed by votes representing more than two-third of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company had appointed Hong Kong Securities Registration Co., Ltd, as the scrutineer of the Meeting(s) to monitor the vote-taking procedures. The chairman of the Meeting(s) has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Explanation in relation to the payment of final dividend for the year ended 31 December 2021 in respect of the Company’s H shares

(1)

Pursuant to the articles of association of the Company, the Company declares dividend to its shareholders in Renminbi. Dividend payable to the holders of A shares shall be paid in Renminbi whilst those payable to the holders of H shares shall be paid in Hong Kong dollars. For the purpose of payment of dividend to the holders of the Company’s H shares for the year ended 31 December 2021 (the “Final Dividend”), the average of the median exchange rates of Hong Kong dollars to Renminbi as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding Wednesday, 22 June 2022, the date on which the resolution of payment of the Final Dividend was declared and passed, was HK$100 to RMB85.66. Accordingly, the Company will distribute the Final Dividend of HK$0.1167 per share (tax inclusive) to the holders of the Company’s H shares.

The Company will close the register of the members of the Company’s H shares from Thursday, 30 June 2022 to Tuesday, 5 July 2022 (both days inclusive) in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge all H shares share transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 29 June 2022. For details of the withholding of both corporate and individual income tax on the Final Dividend, please refer to the Notice of 2021 Annual General Meeting published on the websites of Hong Kong Exchanges and Clearing Limited (the “Hong Kong Stock Exchange”) and the Company on 18 May 2022 or the circular to the Company’s H shares shareholders dated 18 May 2022.

(2)

The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (the “Paying Agent”) and will pay the Final Dividend payable to the holders of the Company’s H shares to the Paying Agent to be held, pending payment, in trust for such holders. The Final Dividend payable to the holders of the Company’s H shares whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 5 July 2022 will be paid by the Paying Agent around Thursday, 28 July 2022 and will be dispatched by Hong Kong Registrars Limited on the same day.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”), pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant H shares investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Thursday, 28 July 2022. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Distribution of the 2021 dividend to the holders of the Company’s A shares will be announced separately.

IV.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners

Lawyers: Gao Wei, Li Beiyi

(2)	Lawyer’s certification:

“The procedures for the convening, holding and the qualification of the convener of the Meeting(s), the qualifications of shareholders or proxies who attended the Meeting(s) and the voting procedures at the Meeting(s) were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the poll results of the Meeting(s) are valid”.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Joint Company Secretary Liu Gang

Shanghai, the PRC, 22 June 2022